VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

and its

VARIABLE ANNUITY ACCOUNT B
VARIABLE ANNUITY ACCOUNT C

Supplement Dated December 31, 2020, to the Contract Prospectus and Contract Prospectus Summary, each Dated May 1, 2020

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

IMPORTANT INFORMATION ABOUT THE PIONEER FUNDS

On January 1, 2021, the Amundi Pioneer Asset Management, Inc., investment adviser managing the Pioneer Funds will change its name to Amundi Asset Management US, Inc. Accordingly, all references to "Amundi Pioneer Asset Management, Inc." appearing in the contract prospectus and contract prospectus summary will be deleted and replaced with "Amundi Asset Management US, Inc."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***